STATEMENT ON IDEALAB LITIGATION

On January 18, 2002, the T. Rowe Price Science & Technology Fund, along with several corporate, institutional and individual investors, filed a Complaint in California State court against several top officers and directors of Idealab, Inc., an Internet and technology "incubator" company. The plaintiffs include Series D preferred shareholders of Idealab who, in the aggregate, invested $1 billion in Idealab in March 2000. The Science & Technology Fund's investment was $100 million. The lawsuit follows a recent tender offer made by Idealab to the plaintiffs, which would have paid the Series D shareholders only $.10 on the dollar invested.

The original Complaints, which was subsequently amended alleges breach of fiduciary duty, breach of the covenant of good faith and fair duty, and fraud by the named officer and director defendants. Specifically, the plaintiffs alleged that the officers and directors have engaged in a pattern of self-dealing to the detriment of Idealab investors, including among other things, substantial increases in salaries and benefits to officers and directors, the funding of the chief executive officer's divorce, and the forgiveness of loans made by Idealab to officers and directors. The plaintiffs seek the removal of directors, inspection of corporate books and records, and dissolution and liquidation of Idealab.